Exhibit 6.15

Mr. Ricardo Haynes –

Bear Village, Inc

We look forward to working with you on two unique projects in Commerce, GA and Pigeon Forge, TN.

In order to keep the momentum moving forward, I will need the following:

Completed application(s) for La Quinta and Hawthorn.

Application fee:  $5000 for LQ and $2500 for Hawthorn.  Total app fee will be $15,000 for both markets.

Personal Financial Statements for guarantors

Site information

Corporate Entity Documents (operating agreement, etc)

You will need to complete 2 applications for each brand so total 4.  You can just change first couple of pages if that makes it easier.

Once we get complete application and supporting documents, I will prepare an Executive Summary for the Board.  Approval typical takes 3-4 weeks.

Upon approval, we will send you Franchise Agreements for your review and set a date to sign.

At closing, guarantors will sign agreements and fund the IFF:

$55,000 per La Quinta

$45,000 per Hawthorn

So balance of $185,00 would be due at signing of agreements.

Please remember the faster we are able to get this done the better DAN incentive I could get you, which would be put into your site account upon execution of agreements.  When your properties open Wyndham will distribute those funds.

I hope this give you what you need, and I look forward to working with you.

Thanks. Tesh.

Tesh R Patel

Director, Franchise Development

Wyndham Hotels & Resorts, Inc.

909 Hidden Ridge Suite 520

Irving, TX 75038

M 704-562-9741

tesh.patel@wyndham.com

www.wyndhamdevelopment.com